

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Bradley Childers
President and Chief Executive Officer
Archrock, Inc.
9807 Katy Freeway
Suite 100
Houston, Texas 77024

> **Re: Archrock, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 16, 2022**
> **File No. 001-33666**

Dear Bradley Childers:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Disclosure Review Program

cc: Nick S. Dhesi